

October 9, 2012

Alicia Itzel Rivera Tristan
President
Boomer Ventures Inc.
Posada del Rey
Via Italia Punta
Paitilla Ciudad de Panama
Republica de Panama

  Re: Boomer Ventures Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed October 1, 2012
    File No. 333-183938

Dear Ms. Tristan:

   Our preliminary review of your amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note that your document does not include a legality opinion as required by Form S-1. Refer to Item 601(b)(5) of Regulation S-K. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

   If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

         Sincerely,

         /s/ Maryse Mills-Apenteng

         Maryse Mills-Apenteng
         Special Counsel